[redacted]

10027140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gar Wood Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2201
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Jersey, President (312) 566-0741
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker, Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Jersey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Gar Wood Securities, LLC**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Robert S. Jersey

President & CEO

Notary Public

OFFICIAL SEAL
SHERRY GOUWENS
Notary Public - State of Illinois
My Commission Expires Aug 22, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members
Gar Wood Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Gar Wood Securities, LLC (the Company) as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gar Wood Securities, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 25, 2010

Gar Wood Securities, LLC

Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	20,682
Due from brokers		303,340
Commissions receivable		441,639
Receivables from affiliates		217,187
Investments, at fair value		408,293
Furniture, equipment, software, and leasehold improvements, at cost (net of accumulated depreciation and amortization of $178,571)		29,724
Other assets		33,931
Total assets	$	1,454,796
Liabilities and Members' Capital		
Commissions payable	$	189,730
Floor brokerage, exchange, and clearing fees payable		86,173
Accounts payable and accrued expenses		88,503
Note payable		250,000
Deferred income		126,262
		740,668
Commitments, Contingencies and Guarantees		
Liabilities Subordinated to Claims of General Creditors		150,000
Members' Capital		564,128
Total liabilities and members' capital	$	1,454,796

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Gar Wood Securities, LLC (Gar Wood) is an Illinois limited liability company established on May 10, 2004 and is a broker-dealer registered with the Securities and Exchange Commission (SEC). Gar Wood was admitted as a member of the Financial Industry Regulatory Authority (FINRA) in February 2006. Gar Wood is also registered with the National Futures Association (NFA) as an introducing broker. Gar Wood provides trade clearance, settlement and custody of securities on all major trading exchanges primarily to institutional clients. Gar Wood specializes in boutique prime brokerage services to clients including start-up hedge fund managers and professional traders. Gar Wood is headquartered in Chicago, Illinois.

Gar Wood operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Gar Wood clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company receives referral fees for business introduced and transacted with other brokers. The referral fees earned are based upon contractual arrangements and recorded on the accrual basis.

Commissions receivable are stated at the amount management expects to collect from securities transactions. No allowance was deemed necessary against the balance as full collection was received subsequent to year-end.

Other income includes advisory fees earned from providing financial advisory services and unrealized gains and losses on investments. Advisory fees are recognized as the services are performed, as defined under the terms of each engagement. Deferred income is recognized upon receipt of payment and is amortized over the life of the service contract.

Investments: Securities transactions and related revenue and expenses are recorded on a trade-date basis. The resulting unrealized gains and losses are reflected in other income in the statement of operations.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Furniture, equipment, software, and leasehold improvements: Furniture, equipment and software are recorded at cost and are depreciated using the straight-line method over the estimated useful life of the asset, ranging from 3 to 7 years. Leasehold improvements are recorded at cost and are amortized using a straight-line method over the life of the lease. Repairs and maintenance are expensed as incurred.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

FASB Accounting Standards Codification topic 740-10, *Income Taxes* provides new guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. For the year ended December 31, 2009, management has determined that there are no material uncertain income tax positions.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Note 2. Fair Value of Financial Instruments (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities traded in the over-the-counter market including U.S. Treasury Securities are valued based on quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

Investments include in-the-money warrants that are valued by taking the last reported sales price of the underlying equity securities on the day of valuation and multiplying by a discount rate that takes into consideration the restricted nature of the securities that the warrants are exercisable into. The discount rates are significant unobservable inputs that are determined by the Company.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments, at fair value				
U.S. treasury securities	$ 100,193	$ 100,193	$ -	$ -
Warrants on common stock	308,100	-	-	308,100
	$ 408,293	$ 100,193	$ -	$ 308,100

Note 3. Derivative Instruments

Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows. The Company adopted the provisions of this guidance effective January 1, 2009.

The Company's derivative activities are limited to holding warrants received in exchange for future services. These derivative contracts are recorded on the statement of financial condition as investments measured at fair value of $308,100. The warrants have associated equity price risk. The warrants were received under two separate agreements for services to be rendered over a twelve-month period of time.

Note 4. Due from Brokers

Amounts due from brokers at December 31, 2009 consist of available cash balances.

Note 5. Receivable from Affiliates

At December 31, 2009, receivable from affiliates of $137,757 are amounts paid by the Company and charged back to contractors in relation to their customer relations activities. The amounts billed include expenses incurred and to be borne by the contractors in the normal course of business and defined in their employment agreement.

Additionally, at December 31, 2009, receivable from affiliates includes $79,431, which represents advances to a Class A Managing Member.

Note 6. Furniture, Equipment, Software, and Leasehold Improvements

As of December 31, 2009, furniture, equipment, software, and leasehold improvements consisted of the following:

Leasehold improvements	$	21,312
Furniture and fixtures		5,414
Equipment		41,941
Computers and software		139,628
		208,295
Less accumulated depreciation and amortization		178,571
Net furniture, equipment, software, and leasehold improvements	$	29,724

Note 7. Liabilities Subordinated to Claims of General Creditors

The Company has entered into a subordinated loan agreement in the amount of $150,000, maturing on June 30, 2013, and bearing interest at an annual rate of seven percent. The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 8. Note Payable

The Company has entered into a non-interest bearing demand promissory note with a customer in the amount of $250,000. The proceeds received from the note were deposited with one of the Company's clearing brokers to support the trading activity of such customer. The fair market value of the note payable is approximately $236,000.

Note 9. Commitments

The Company leases its office facilities under a lease that expires at December 1, 2010. The lease provides for minimum annual rental payments plus operating costs. The future minimum lease payments for the year ended December 31, 2010 are $58,860.

Note 10. Off Balance Sheet Risk and Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company did not have cash at December 31, 2009 that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC).

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealers.

Note 11. Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the consolidated financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 12. Members' Capital

Members' equity consists of three classes of members, Class A, B and C. As of December 31, 2009, individual members are represented in all classes.

The Class A and B members have the same rights and obligations with respect to distributions, and allocable share of Net Profits or Net Losses, as defined. Such rights and obligations shall be pro rata based upon the membership interest and membership percentage of each Class A or B member. Class A members have the right and full authority to manage, control, administer and operate the business and affairs of the Company. Class B members have the right to vote on matters as specifically noted in the operating agreement.

Class C members are entitled to an allocation of a Preferred Return, as defined. No Class C interest shall be allocated Company profits in excess of the Class C accrued preference, as defined in the operating agreement. Additionally, Class C members have no voting rights.

Note 13. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $188,753, which was $147,793 in excess of its required net capital of $40,960. At December 31, 2009, the Company's net capital ratio was 3.26 to 1.

The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. At December 31, 2009, the Company's net capital of $188,753 exceeded the required net capital under Regulation 1.17 by $143,753. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gar Wood Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2201
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 01 2010

Washington, DC 105

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert S. Jersey, President (312) 566-0741
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Jersey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Gar Wood Securities, LLC**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Robert S. Jersey

President & CEO

Notary Public

OFFICIAL SEAL
SHERRY GOUWENS
Notary Public - State of Illinois
My Commission Expires Aug 22, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures

Managing Member
Gar Wood Securities, LLC
440 S. LaSalle Street, Suite 2201
Chicago, IL 60605

Attention: Robert Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009, to December 31, 2009, which were agreed to by Gar Wood Securities, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

February 25, 2010
Chicago, Illinois

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067143 FINRA DEC
GAR WOOD SECURITIES LLC 8*8
440 S LASALLE ST STE 2201
CHICAGO IL 60605-1028

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6,736

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,298)

7/27/09
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 4,438

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 4438

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,438

H. Overpayment carried forward $(_______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GAR WOOD SECURITIES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of FEBRUARY, 20 10.

COMPLIANCE OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5635,740
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-0-
(2) Revenues from commodity transactions.	1,330
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,749,970
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	163,800
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	20,205
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 6,119	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	6,119
Total deductions	2941,424
2d. SIPC Net Operating Revenues	$ 2,694,316
2e. General Assessment @ .0025	$ 6736

(to page 1 but not less than $150 minimum)